Exhibit (b)(iv)
Lafarge SA
Attention: Head of Treasury Department
April 24, 2006
Dear Sirs,
We refer to the US$ 2,800,000,000 Facility Agreement dated 5 February 2006 (the “Facility Agreement”) between you, as Borrower, and the Finance Parties. All capitalized terms in this letter have the meaning ascribed to them in the Facility Agreement.
In our capacity as Mandated Lead Arrangers, we hereby confirm, pursuant to Section 20.10 (b) of the Facility Agreement, that we have been duly informed of your intention to increase the per share price offered for the Shares from US$ 82 to US$ 85.50, and that we give our consent to such increase.
Yours sincerely,

/s/ Ludovic de Montille
BNP PARIBAS	JP MORGAN PLC
By: Ludovic de Montille	By: Pascal Ravery